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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                      U.S.-China Industrial Exchange, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90329W 30 2
                 ----------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                     ----------------------
CUSIP No. 90329W 30 2                  13G                PAGE 2 OF 3 PAGES
                                                              ---  ---
---------------------                                     ----------------------

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Elyse Beth Silverberg

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

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      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     69,500
       OWNED BY             ----------------------------------------------------
         EACH
      REPORTING
        PERSON              6      SHARED VOTING POWER
         WITH
                                         0
                            ----------------------------------------------------
                            7      SOLE DISPOSITIVE POWER

                                       69,500

                            ----------------------------------------------------

                            8      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  69,500

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

                  N/A

--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   8.21%

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 90329W 30 2                  13G                PAGE 3 OF 3 PAGES
                                                              ---  ---
---------------------                                     ----------------------

         Except as to Items 2(e) and 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 2(E).     CUSIP NUMBER:      90329W 30 2


Item 4.       Ownership.  As of December 31, 1999:

               (a) Amount beneficially owned: 69,500 shares of common stock. Includes 65,125 shares of Class B Common Stock held by Ms. Silverberg which is convertible at any time into Common Stock on a share for share basis. The preceding calculation takes into account the Company's one-for-eight reverse stock split of its Common Stock and Class B Common Stock, effective February 26, 1999.

               (b)  Percent of class: 8.21%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote: 69,500

                    (ii) shared power to vote or direct the vote: 0

                    (iii)sole power to dispose  or direct  the  disposition  of:
                         69,500

                    (iv) shared power to dispose or direct the disposition of: 0



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 9, 2000
                                                     -----------------

                                             /s/  Elyse Beth Silverberg
                                             -----------------------------------
                                                        Signature


                                                  Elyse Beth Silverberg
                                          Executive Vice President and Secretary
                                          --------------------------------------
                                                       Name/Title